UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:    June 29, 2020

[NEWS RELEASE]

June 29, 2020

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Sumitomo Mitsui Banking Corporation Europe Limited Re-registration as PLC and name change

TOKYO, June 29, 2020 — Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Jun Ohta) and Sumitomo Mitsui Banking Corporation (“SMBC”, President and CEO: Makoto Takashima) are pleased to announce that, as part of the reconfiguration of our business operations in Europe in connection with the UK’s withdrawal from the EU, a resolution has been adopted in the evening of 26th June (JST) for consolidated subsidiary Sumitomo Mitsui Banking Corporation Europe Limited (SMBCE, “the Bank”, CEO: Keiichiro Nakamura) to re-register as an English public limited company, and at the same time change its name, as detailed below.

As a result of the re-registration, the Bank will be able to diversify SMBC Group’s funding sources. The Bank will continue to offer reliable banking services as a hub for the Europe, Middle East and Africa region, in close coordination with SMBC Bank EU AG (SMBC’s wholly owned subsidiary incorporated in Germany).

1.	Overview of SMBCE

(1) Full legal name: Sumitomo Mitsui Banking Corporation Europe Limited

(2) Chief Executive Officer: Keiichiro Nakamura

(3) Head office: 99 Queen Victoria Street, London, EC4V 4EH, United Kingdom

(4) Type of business: Financial services

(5) Capital stock: USD3.2bn

(6) Type of company: Private Limited Company (Ltd)

2.	Type of Company Following Re-registration

Public Limited Company (plc)

3.	New Company Name

SMBC Bank International plc

4.	Date of Re-registration and Name Change

On or around 5 October 2020 (subject to completion of all required procedures)

End.